SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

DELTA GALIL INDUSTRIES LTD.

__________________________________________________________________________________

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 1 PER SHARE

__________________________________________________________________________________

(Title of Class of Securities)

None

________________________________________________________________________________

(CUSIP Number)

Isaac Dabah

GMM Capital, LLC

c/o IID LLC

1450 Broadway

New York, NY 10018

(212) 688-8288

____________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

July 1, 2007

_________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMM Capital, LLC I.R.S. Identification No.: 72-6232404
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF, BK
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,855,115(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,855,115(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,855,115(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 41.9%(2)
14.		Type of Reporting Person (See Instructions) OO

(1) This amount includes 2,500,000 shares that the Reporting Persons have the right to acquire from the Lautman Group (as defined herein), pursuant to the Share Purchase Agreement, dated July 1, 2007, by GMM Capital and the Lautman Group, as described in this Statement. Such acquisition is expected to be consummated on July 5, 2007.

(2) Based on 18,740,878 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 166,031 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMM Trust I.R.S. Identification No.: 72-6232404
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,855,115(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,855,115(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,855,115(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 41.9%(2)
14.		Type of Reporting Person (See Instructions) OO

(1) This amount includes 2,500,000 shares that the Reporting Persons have the right to acquire from the Lautman Group, pursuant to the Share Purchase Agreement, dated July 1, 2007, by GMM Capital and the Lautman Group, as described in this Statement. Such acquisition is expected to be consummated on July 5, 2007.

(2) Based on 18,740,878 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 166,031 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

This Amendment No. 4 to Schedule 13D (this "Statement") relates to the ordinary shares, par value 1 NIS per share ("Ordinary Shares"), of Delta Galil Industries Ltd., an Israeli corporation (the "Company"). This Statement amends (i) the initial statement on Schedule 13D, filed on August 17, 2005 (the "Initial Statement") jointly on behalf of GMM Capital, LLC ("GMM Capital"), a Delaware limited liability company and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", and together with GMM Capital, the "Reporting Persons"), (ii) Amendment No. 1 to the Initial Statement filed by the Reporting Persons on August 18, 2005 (the "First Amendment"), (iii) Amendment No. 2 to the Initial Statement filed by the Reporting Persons on August 30, 2005 (the "Second Amendment") and (iv) Amendment No. 3 to the Initial Statement filed by the Reporting Persons on April 25, 2006 (the "Third Amendment" and collectively with the Initial Statement, Amendment No. 1 and Amendment No. 2, the "Original Statement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Statement. The Original Statement is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On July 1, 2007, GMM Capital entered into an Agreement (the "Share Purchase Agreement") with N.D.R.L. Investments (1998) Ltd. and Nichsei Adinoam Ltd. (the "Lautman Group"), affiliates of Dov Lautman, to acquire 2,500,000 Ordinary Shares (the "Purchased Shares") owned by the Lautman Group for an aggregate purchase price of not less than US$21,250,000 (US$8.50 per share) and not more than US$25,000,000 (US$10.00 per share) (the "Consideration"), as more fully described in Item 4 of this Statement. GMM Capital intends to fund the purchase price through bank loans which will be secured by the Purchased Shares. The acquisition is expected to be consummated on July 5, 2007. Since the Third Amendment, the Reporting Persons have acquired an additional 67,472 Ordinary Shares which were acquired for cash through open market purchases for an aggregate purchase price of $484,702.84, including brokerage fees and commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Upon the closing of the transactions contemplated by the Share Purchase Agreement, GMM Capital will purchase 2,500,000 Ordinary Shares of Delta Galil in exchange for a payment to the Lautman Group of an amount equal to US$16,250,000 (US$6.50 per share). GMM Capital has agreed to pay to the Lautman Group an additional amount of not less than US$5,000,000 (an additional US$2.00 per share) and not more than US$8,750,000 (an additional US$3.50 per share) not later than December 31, 2008. Such amount shall be comprised of two components: the "Minimum Balance" and the "Additional Balance". The Minimum Balance shall be an amount of US$5,000,000 (equal to US$2.00 per share). The Additional Balance (if any) shall be determined as follows: If in any 60 consecutive calendar day period between July 1, 2007 and December 31, 2008, the closing price exceeds US$8.50 on all Tel Aviv Stock Exchange trading days during such 60 calendar day period, the Additional Balance shall be calculated by multiplying 2,500,000 by the difference between (a) the lowest closing price during such 60-day period and (b) US$8.50. If there shall be more than one 60-day period during which the closing price exceeds US$8.50 between July 1, 2007 and December 31, 2008, the Additional Balance shall be the highest amount resulting from the formula. Notwithstanding the foregoing, in no event shall the Additional Balance exceed a total amount of US$3,750,000 (or US$1.50 per share). If prior to December 31, 2008, GMM Capital sells Ordinary Shares such that GMM Capital holds, after such sale, less than 2,500,000 Ordinary Shares, then the Minimum Balance shall be payable within seven days thereafter. The Share Purchase Agreement is filed as Exhibit 6 to this Statement.

Upon the consummation of the transactions contemplated by the Share Purchase Agreement, GMM Capital and the Lautman Group will enter into a new Shareholders Agreement which will supersede and replace the Shareholders Agreement dated August 30, 2005. The new Shareholders Agreement will provide, among other things, that the Lautman Group has agreed to grant GMM Capital a right of first refusal over transfers of Ordinary Shares by the Lautman Group, subject to certain exceptions. The form of new Shareholders Agreement is filed as Exhibit 7 to this Statement.

GMM Capital has requested all current members of the board of directors of the Company to continue to serve as directors. In the event that any such members of the board of directors do not wish to continue to serve, GMM Capital intends to use its voting power in the Company to elect directors designated by GMM Capital to the Company's board of directors in order to replace directors who do not wish to continue to serve. The Reporting Persons may maintain their investment at current levels or acquire additional Ordinary Shares or other securities of the Company, or sell all or a part of their investment at any time. Other than as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)         Based upon information set forth in the Company's Report on Form 20-F for the period ending December 31, 2006, there were 18,740,878 Ordinary Shares outstanding as of March 25, 2007, excluding 1,206,802 shares held by the Company as treasury shares and 166,031 shares held by a trustee in connection with the Company's stock option plans. The Reporting Persons may be deemed to beneficially own 7,855,115 Ordinary Shares, or 41.9% of the outstanding Ordinary Shares, consisting of 5,355,115 Ordinary Shares owned by the Reporting Persons prior to this Amendment, plus 2,500,000 shares that the Reporting Persons have a right to acquire upon the consummation of the transactions contemplated by the Share Purchase Agreement. The persons set forth on Schedule I to the Initial Statement do not beneficially own any Ordinary Shares and expressly disclaim beneficial ownership of the Ordinary Shares deemed beneficially owned by the Reporting Persons.

(b)         Upon the consummation of the transactions contemplated by the Share Purchase Agreement, the Reporting Persons will share the power to vote or to direct to vote and will share the power to dispose or to direct the disposition of all 7,855,115 Ordinary Shares that may be deemed beneficially owned by them. As a result of its ownership of GMM Capital, GMM Trust may be deemed to control the power to vote or direct the disposition of such Ordinary Shares. The persons set forth on Schedule I to the Initial Statement do not have the power to vote or to direct to vote or the power to dispose or to direct the disposition of any other Ordinary Shares and expressly disclaim beneficial ownership of the Ordinary Shares deemed beneficially owned by the Reporting Persons.

               (c)         Other than as set forth in item 3 and item 4 above, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, any person set forth on Schedule I to the Initial Statement. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, any person set forth on Schedule I to the Initial Statement.

(d)         No person (other than the Reporting Persons) is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referenced in the Original Statement or this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:
The information described in Item 4 of this Statement is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is supplementally amended as follows:

6.	Agreement, dated July 1, 2007, between N.D.R.L. Investments (1998) Ltd. and Nichsei Adinoam Ltd., and GMM Capital LLC
7.	Form of Shareholders Agreement, dated July 5, 2007, between N.D.R.L. Investments (1998) Ltd. and Nichsei Adinoam Ltd., and GMM Capital LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

GMM CAPITAL LLC

By:	/s/ Isaac Dabah
	Name:	Isaac Dabah
	Title:	Executive Director

GMM TRUST

By:	/s/ Isaac Dabah
	Name:	Isaac Dabah
	Title:	Trustee

Dated: July 3, 2007

EXHIBIT INDEX

6.	Agreement, dated July 1, 2007, between N.D.R.L. Investments (1998) Ltd. and Nichsei Adinoam Ltd., and GMM Capital LLC
7.	Form of Shareholders Agreement, dated July 5, 2007, between N.D.R.L. Investments (1998) Ltd. and Nichsei Adinoam Ltd., and GMM Capital LLC